UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release no. 33594 / August 20, 2019

_____

In the Matter of   :
                                                              :
The Guardian Insurance & Annuity Company, Inc.   :
The Guardian Separate Account Q   :
The Guardian Separate Account R   :
Guardian Variable Products Trust   :
Park Avenue Institutional Advisers   :
                                                              :
                                                              :
                                                              :
7 Hanover Square   :
New York, New York 10004   :
                                                              :
                                                              :
(812-14911)   :
                                                              :
_____

ORDER UNDER SECTIONS 26(c) AND 17(b) OF THE INVESTMENT COMPANY ACT OF
1940 ("ACT")

The Guardian Insurance & Annuity Company, Inc. ("Guardian"), The Guardian Separate
Account Q, and The Guardian Separate Account R (collectively, the "Separate Accounts" and
together with Guardian, the "Section 26 Applicants"); and the Section 26 Applicants, Guardian
Variable Products Trust (the "Trust"), and Park Avenue Institutional Advisers LLC ("Park
Avenue") (collectively, the "Section 17 Applicants") filed an application on June 1, 2018, and
amendments to the application on November 5, 2018 and April 1, 2019. The Section 26
Applicants requested an order pursuant to section 26(c) of the Act to approve the substitutions of
shares of certain registered management investment companies with shares of certain other
registered management investment companies ("Substitutions"). The Section 17 Applicants
requested an order under section 17(b) of the Act exempting them from section 17(a) of the Act
to the extent necessary to permit them to engage in certain in-kind transactions in connection
with the Substitutions.

On July 23, 2019, a notice of the filing of the application was issued (Investment Company Act
Release No. 33566). The notice gave interested persons an opportunity to request a hearing and
stated that an order disposing of the application would be issued unless a hearing was ordered.
No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered, and it is found that the Substitutions are consistent with the
protection of investors and the purposes fairly intended by the policy and provisions of the Act.

It is also found that the terms of the proposed transactions, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned, and that the proposed transactions are consistent with the policy of each registered investment company concerned, as recited in its registration statement and reports filed under the Act, and with the general purposes of the Act.

Accordingly, in the matter of The Guardian Insurance & Annuity Company, Inc., et al. (File No. 812-14911),

IT IS ORDERED, under section 26(c) of the Act that the proposed Substitutions are approved, effective immediately, subject to the conditions contained in the application, as amended.

IT IS FURTHER ORDERED, under section 17(b) of the Act, that the requested exemption from section 17(a) of the Act is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Jill M. Peterson
Assistant Secretary